Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 July 22, 2019


Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                               FT 8160
                 Municipal Advantage Closed-End and ETF Portfolio, Series 54
                                        (the "Trust")
                             CIK No. 1775651 File No. 333-232176
                 -----------------------------------------------------------


Dear Mr. Buda:

     We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Risk Factors
------------

     1. IF THE TRUST WILL HAVE SIGNIFICANT EXPOSURE TO MUNICIPAL SECURITIES FROM JURISDICTIONS EXPERIENCING DISTRESS, PLEASE IDENTIFY THOSE JURISDICTIONS AND PROVIDE APPROPRIATE RISK DISCLOSURE.

     Response: The Trust does not expect to have significant exposure to municipal securities from jurisdictions experiencing distress.

Registration Statement
----------------------

     2. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

     3. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

     We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                     Very truly yours,

                                     CHAPMAN AND CUTLER LLP


                                     By /s/ Daniel J. Fallon
                                       -------------------------
                                       Daniel J. Fallon